RESIDENT PARTNERS
Andrew D. Ruff
Alan D. Seem
Xiaogang (Sean) Wang
Admitted in New York

July 18, 2013

VIA EDGAR

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Ms. Joanna Lam

Mr. John Archfield

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:  China Xiniya Fashion Limited

        Form 20-F for the Fiscal Year ended December 31, 2012

        Filed April 3, 2013

        File No. 001-34958

Dear Ms. Jenkins:

            This letter is in response to your letter dated June 19, 2013, which sets forth the Staff’s comments regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”) of China Xiniya Fashion Limited (the “Company” or “Xiniya”).

            Please note that the Staff’s comments are in bold, with the numbers corresponding to those set forth in your letter, followed by Xiniya’s response.

Form 20-F  for  the  Year Ended December 31, 2012

Item  5. Operating and Financial Review and Prospects, page  33

B. Liquidity  and Capital  Resources, page 44

Liquidity,  page 44

1.         We note the disclosure that your cash and cash equivalents amounted to RMB 1,096.1 million ($175.9 million) as of December 31, 2012, and that your cash and cash equivalents consist of cash on hand and cash deposited in banks.  Please provide us with a schedule that shows where the Company keeps its cash accounts, including a breakdown that quantifies the amounts held in onshore and offshore accounts.  Please also describe to us and quantify how the Company used the cash proceeds from its IPO, including any amounts that have not yet been used for their intended purposes.

In response to the Staff’s comments, the Company sets forth below a table that shows where the Company keeps its cash accounts.

			December 31, 2012

			Amount in	Amount (RMB)
Name of Financial Institution	Country	Currency	Local Currency	Presentation Currency

Agricultural Bank of China[1]	China	RMB	1,032,743,209	1,032,743,209
China Merchants Bank[2]	China	RMB	53,040,734	53,040,734
Industrial Bank	China	RMB	475,223	475,223
Xiamen International Bank[3]	China	RMB	58,750,504	58,750,504
Xiamen International Bank	China	USD[4]	236	1,470
Petty Cash at Company Headquarters	China	RMB	41,208	41,208
				1,145,052,348

Bank of China (Hong Kong)	Hong Kong	USD[4]	4,724	29,429
Bank of China (Hong Kong)	Hong Kong	RMB	794,858	794,858
Bank of China (Hong Kong)	Hong Kong	HKD[5]	281,777	226,495
				1,050,782

Total				1,146,103,130
			Rounded (in thousands)	1,146,103

			Per Form 20-F:
		Cash and Cash Equiv. (in thousands)		1,096,103
		Time Deposit (in thousands)		50,000
				1,146,103

1 In eight separate accounts

2 In 12 separate accounts

3 In two separate accounts

4 Translation rate at 12/31/2012 (USD): 6.2301

5 Translation rate at 12/31/2012 (HKD): 0.8038

                 The Company respectfully advises the Staff that the details of the use of proceeds in 2012 has been disclosed in the section headed “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds” in the Form 20-F. The amounts that have not yet been used for their intended purpose is US$54.5 million. The Company spent the cash at a slow rate mainly because China’s economic softening continues to affect consumer demand for apparel products during the recent few years. The Company will continue to make prudent and cautious use of cash on hand and cash deposited in banks. The Company believes that by adhering to prudent cash flow management it will be able to enjoy sustainable growth in the context of weakening consumer demand.

Index to Consolidated Financial Statements, page F-1

Financial Statements for the Years Ended December 31, 2010, 2011 and 2012

Report of Independent Registered Public Accounting Firm, page F-2

2.         We note that your auditors are located in the United States (i.e. Denver, Colorado).  It appears that  all of the assets, liabilities, revenues and expenses of China Xiniya Fashion Limited relate to operations located in the People’s Republic of  China.  Please tell us  how the audit of the operations in the People’s Republic of China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

•    Whether another auditor was involved in the audit  of the Chinese operations.  If so, please tell us the name of the firm and indicate whether  it is registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor  assessed the qualifications of the other auditor and the other auditor's knowledge of IFRS and PCAOB Standards;

•    Whether your U.S. auditor performed all  the required audit procedures within  the United States or whether a portion of the audit was conducted by your U.S. auditor within the People’s Republic of China.

                 The Company respectfully advises the Staff that the Company’s auditor, GHP Horwath, P.C. (“GHP Horwath”) is a member of Crowe Horwath International (“CHI”), an international association of public accounting firms specializing in international accounting and auditing with more than 150 member firms in over 100 countries.   GHP Horwath has been involved in auditing international companies since 1990, is registered with the Public Company Accounting Oversight Board (PCAOB) and is a member of the AICPA Center for Public Company Audit Firms. The Company understands that GHP Horwath approaches international engagements with the same care and diligence as with U.S. domestic engagements. For international engagements, GHP Horwath also works with a local country CPA firm, or local licensed accounting professionals, that are knowledgeable about local laws, customs, regulations, etc.

                 In completing their audit of the Company’s December 31, 2012 consolidated financial statements, the Company understands that GHP Horwath directly supervised the services of licensed accounting professionals at SSB Management Services. SSB Management Services (“SSB”) is domiciled in Singapore and operates in association with Crowe Horwath AF 1018 (“CHAF 1018”).  CHAF 1018’s offices are in Malaysia and is a member of Crowe Horwath International. SSB holds itself out as in association with CHAF 1018 and does not hold itself out as a full member firm of Crowe Horwath International.  CHAF 1018 provides SSB with the resources of its firm and those of the network, including continuing education, access to the Crowe Horwath International audit methodology and software, staffing assistance, and technical resources, as required. CHAF 1018 is registered with the PCAOB and has a significant practice in China. The partners of SSB Management services were previously employed with Foo Kon Tan Grant Thornton LLP (“FKGT”), a PCAOB registered firm in Singapore. The professionals from SSB that GHP Horwath supervised during the audit of the Company’s December 31, 2012 consolidated financial statements included the same key professionals from FKGT that GHP Horwath had supervised during the Company’s previous audits and initial public offering process.  These professionals left FKGT in the fall of 2012, formed SSB and began operating in association with CHAF 1018 in 2013.  The Company understands that GHP Horwath followed the guidance of SEC and PCAOB rules to supervise SSB, including the guidance of PCAOB Auditing Standard No. 10, PCAOB Staff Audit Practice Alert No. 8, PCAOB Staff Audit Practice Alert No. 6, PCAOB Interim Standards AU 543, and obtained confirmation from the professionals at SSB as to their independence.

                 The Company understands that GHP Horwath’s audit process was as follows:

•           GHP Horwath assessed the qualification of the SSB team members through consideration of their background, experience, education requirements, knowledge of International Financial Reporting Standards and PCAOB standards.

•           GHP  Horwath developed all planning materials in compliance with PCAOB requirements, and worked in conjunction with the professionals from SSB to ensure that recent local country developments were incorporated into the planning process.  Planning meetings were among all team members  (teleconference was utilized as necessary). During these planning meetings, all engagement team members were informed of their responsibilities, including (1) the objectives of the procedures they were to perform, (2) the nature, timing and extent of procedures they were to perform, and (3) matters that could affect the procedures to be performed or the evaluation and results of those procedures. All planning documents and procedures were prepared and reviewed by GHP Horwath. GHP Horwath communicated the audit plan, the working relationship with SSB, and other relevant audit matters with the Company’s audit committee.

•           During  2012, GHP Horwath team members visited the Company’s offices on three occasions, and visited the SSB team on four occasions.  Also, during 2011, the Company’s CFO visited GHP Horwath’s offices in Denver. During 2013, GHP Horwath team members visited the Company’s offices on two occasions and visited the SSB team on three occasions.  The GHP Horwath engagement Senior Principal, Engagement Quality Reviewer, Manager, and Senior have all met with Company officials, SSB team members and all have experience in working on cross border US – China engagements. The senior members of GHP Horwath and SSB have been on the Company’s audit engagement team since the Company’s 2010 initial public offering.

•           Audit plans were provided to the SSB professionals, and their completion was directly supervised and controlled by the GHP Horwath audit team. Fieldwork procedures were performed on-site at the Company’s offices in China.  A GHP Horwath Chinese-speaking senior with 12 years of audit experience in China was embedded on-site with the SSB professionals to supervise the day-to-day audit process. Care was taken to properly supervise and assign field work responsibilities to team members that had the appropriate knowledge, skill and abilities for the work assigned. All engagement team members were directed to bring significant accounting and auditing issues arising during the audit to the attention of the appropriate supervisor at GHP Horwath. Additionally, during the audit, the GHP Horwath engagement Senior Principal (partner) visited the Company’s offices in China to supervise the audit work in process and to hold meetings with senior members of the Company’s management.

•           Significant issues were forwarded to the audit manager and principal as soon as they were identified. The audit work papers prepared by the SSB professionals were prepared under the direct control and supervision of GHP Horwath. All work papers were reviewed by GHP Horwath audit personnel to evaluate whether (1) the work was performed and documented (2) the objectives of the procedures were achieved; and (3) the results of the work supported the conclusions reached. The SSB workpapers were retained by GHP Horwath. The Engagement Quality Reviewer was kept apprised of any accounting or reporting issues during fieldwork, and reviewed the final audit report, financial statements, selected work papers and forepart of the Form 20-F prior to issuance of the audit opinion.

                 The Company understands that professionals at SSB that assisted with the audit of the Company’s financial statements for the year ended December 31, 2012 have been  involved in international engagements with GHP Horwath for several years. GHP Horwath has inquired, and is confident in the professional reputation of the professionals at SSB, and has adopted appropriate measures to determine that professionals from SSB have had training and experience in applying international financial reporting standards and PCAOB standards.

                 In summary, all of the assets, liabilities, revenues and expenses of the Company were audited by GHP Horwath. As discussed  above, the Company understands that all audit plans were developed by GHP Horwath, and during the audit, GHP Horwath directed and controlled the audit through on-site supervision of the professionals assisting them with the audit.

Notes to the  Consolidated Financial  Statements, page F-7

2. Summary  of Significant Accounting Policies, page F-7

Recently Issued IFRS, page F-12

3.         We note on page 21 that  you sell substantially all of your Xiniya brand products to your distributors  who then resell your products to authorized retailers, and eventually to retail customers through authorized retail outlets owned and managed by distributors or authorized retailers.  We  further note  the disclosure on pages 23 through 26 of your   relationships with distributors under the Franchise Provincial  General Distributorship Contracts (Ex. 4.3 to 4.6).  Finally, we note your disclosure  indicating that you do not expect the adoption of IFRS 10 “Consolidated Financial Statements” to have a material impact  on your financial statements.  Please explain to us in sufficient detail how you considered the explicit  consolidation guidance on franchises that is new in  IFRS 10, including the level of financial support  that you provide  to the  distributors  and authorized retailers (pages 6, 26 and 34) and whether your rights under  the agreements are substantive  or protective in nature. Refer to paragraphs B29 to B33 of IFRS 10.  Please also confirm to us that you will expand your basis of preparation and consolidation accounting  policy disclosure  in future filings to explicitly  address your distributors and authorized retailers, and provide us with the  text  of your proposed future disclosure  in your response.

                 The Company respectfully advises the Staff that it believes that the rights and obligations of the Company and its distributors, the  relationship between the Company and its distributors, and the other factors cited by the Staff in the comment substantially relate to normal industry brand protection practices. The Company’s distribution agreements generally include provisions that set requirements as to product exclusivity, geographic exclusivity, minimum purchase requirements, payment terms, pricing, returns, and authorized retailers. These rights, obligations and other factors allow the Company to manage and protect certain operational and display issues related to the Company’s brand. These rights, obligations and other factors do not allow the Company to control its distributors, in the context of IFRS 10, through either (a) power over the distributor (b) exposure or rights, to variable returns from involvement with the distributor; or (c) the ability to use power over the distributor to affect the amount of the Company’s returns.

                 With regard to  the guidance of paragraphs B29 – B33 of IFRS 10:

a.          The distributor agreements give the Company rights that are designed to protect the Company’s brand, not to control the distributors. Specifically the Company:

•               Does not own any interest in its distributors;

•               Does not have the ability to control the amount of purchases the distributors make from the Company (annual minimum purchase requirements are mutually agreed-upon with our distributors);

•               Does not have any ability to hire or terminate employees of its distributors;

•               Does not have the ability to control the operating, financing or investing activities of the distributors (except to the extent that the Company can require certain operating matters related to brand protection);

•               Does not have the ability to share in any distributions made by the distributors to their investors; and

•               Believes that the Company’s pricing policies provide the distributors with a reasonable gross profit on its transactions.

b.         The Company does not have rights to restrict the ability of other parties to make decisions that have a significant effect on the distributor’s returns, nor does the Company have the ability to direct activities that significantly affect the distributor’s returns. Specifically:

•               There are no agreements with the distributors or any investors in the distributors that provide the Company with any share or voting rights in the distributors.

•               The Company does not have any power to govern the financial and operating policies of the distributors under a statute or an agreement (except to the extent that the Company requires certain brand protection matters).

•               The Company does not have the power to appoint or remove any members of any board of directors of any of its distributors.

•               The Company does not have the ability to cast any votes at any meeting of any board of directors of any of its distributors.

c.          The Company has the ability to make decisions that protect the Company’s brand; however the Company does not have power over the distributors to direct the relevant activities of the distributors. Specifically:

•               The activities of the distributors are not in substance being conducted on behalf of the Company. The distributors have other significant operations independent of the Company.

•               The Company does not have in substance or fact, any decision-making powers to obtain the majority of the benefits of the distributors. The Company believes its pricing provide the distributors with a reasonable gross profit and the Company has no rights to any such distributor gross profit, net income or any capital distribution.

d.         By entering into the distributor agreements, the distributors have made a unilateral decision to operate their businesses in accordance with the terms of the distributor agreement with the Company, but for the account of the distributor.

e.          The distributors maintain control over fundamental decisions, such as legal form and funding structure. These decisions may significantly affect the returns of the distributor, and are not controlled by the Company. The Company has minimal exposure to a variability of returns from its distributors. Specifically:

•               The Company is not in substance or fact exposed to the risks incident to the activities of the distributors. The Company does not guarantee any obligations of the distributions, does not have any obligations related to the distributors’ employees or tax obligations, does not provide any financial support to the distributors (other than normal credit terms related to sales transactions), and is not exposed to other risks of the distributors’ operations.

•               The Company does not in substance or fact obtain any residual or ownership risks related to the distributors. There are no contingent pricing arrangements, no rights of the Company to obtain any ownership of the distributors, or other similar arrangements.

                 The Company confirms that that it will expand its basis of preparation and consolidation accounting policy disclosure in future filings to explicitly address its distributors and authorized retailers. Please see the text of the Company’s proposed future disclosure below:

                 International Financial Reporting Standard (“IFRS”) 10, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated  financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. Specifically, the Company evaluated its agreements and relationships with its distributors and determined that, in the context if IFRS 10, the Company does not have control over its distributors through either (a) power over the distributor (b) exposure or rights, to variable returns from involvement with the distributor; or (c) the ability to use power over the distributor to affect the amount of the distributors returns. The rights and obligations under the distributor agreements allow the Company to manage and protect certain operational and display issues related to the Company’s brand and do not provide control, as defined in IFRS 10, over the distributors.  Therefore, adoption of these amendments on January 1, 2013, did not have a material impact on the Company’s consolidated financial statements.

Item  19. Exhibits

Exhibits 12.1 and 12.2

4.         The certifications of your principal executive officers must include the introductory language of paragraph 4, pertaining to their responsibility for establishing  and maintaining  internal control  over financial  reporting, and the language of paragraph 4(b), concerning the design of such control, as set forth in the standard certification presented under paragraph 12 to Item 19 of Form 20-F.  Please amend your filing  to  include  the required certifications.

In response to the Staff’s comment, the Company will file an amendment to the annual report including the required certifications.

* * * * *

            Finally, as requested by the Staff, attached is the written acknowledgement of the Company regarding the disclosure in its filings.

            Should you have any questions or additional comments concerning the foregoing, please contact me by telephone at +1 650 838 3753 (office) by email at alan.seem@shearman.com or by facsimile at +1 650 838 5172.  Thank you.

Sincerely,

/s/ Alan D. Seem
Alan D. Seem

cc:   Qiming Xu (Chairman and Chief Executive Officer, China Xiniya Fashion Limited)

        Chee Jiong Ng (Chief Financial Officer, China Xiniya Fashion Limited)

In connection with the response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated June 19, 2013, China Xiniya Fashion Limited (the “Company”) acknowledges that:

•                        the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Chee Jiong Ng

Chee Jiong Ng

Chief Financial Officer